Ratio of Earnings to Fixed Charges
Rotech Healthcare Inc.
(In thousands)

	Year Ended December 31,
	2011		2010		2009		2008(1)		2007
Ratio of earnings to fixed charges
Pretax loss	$(14,949)		$(4,272)		$(21,094)		$(247,317)		$(50,823)
Add:
Fixed charges	67,911		56,608		55,530		59,964		58,548
Total earnings (loss)(A)	$52,962		$52,336		$34,436		$(187,353)		$7,725
Interest expense	$60,450		$47,761		$45,748		$50,400		$48,836
Estimate of interest within rental expense	7,461		8,847		9,782		9,564		9,712
Total fixed charges(B)	$67,911		$56,608		$55,530		$59,964		$58,548
Ratio (A/B)	0.78	x	0.92	x	0.62	x	(3.12	)x	0.13	x
(1)    Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $247,317.